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                          Filed Pursuant to Rule 424(b)(3) of the Securities Act
                          of 1933.  Relates to Registration Statement on Form
                          S-1 of TMP Worldwide Inc. (No. 333-41996).


         THE FOLLOWING SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS PROJECTIONS" SHOULD BE INSERTED FOLLOWING THE SECTION ENTITLED "MANAGEMENT"S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK" ON PAGE 36 OF THE PROSPECTUS:

PROJECTIONS

         The following statements are based on expectations as of November 7, 2000. These statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any mergers, acquisitions or other business combinations completed after November 7, 2000. These statements also exclude merger and integration expenses and restructuring costs incurred in connection with companies acquired using the poolings of interests method of accounting. Note that quarterly results are anticipated to reflect the seasonal nature of our businesses.

         We believe that our market-leading portfolio of on-line and off-line services, combined with our geographic diversification will position us strongly for the fourth quarter of 2000 and for the total year 2001.

         For the fourth quarter of 2000, for Interactive we anticipate commission and fee growth of 12% over the previous quarter. For total Company commissions and fees, we anticipate an increase over the fourth quarter of last year of between 38% to 42%. Operating expenses, including amortization of intangibles and between $33 million and $37 million of marketing and promotion expenses but excluding merger and integration expenses, are expected to be between 85% and 87% of total Company commissions and fees. We continue to be comfortable with Wall Street analysts' diluted adjusted earnings per share consensus estimate of $0.30.

         The following is based on the full year 2000 including the fourth quarter estimates stated above. For the full year 2001, we anticipate annual interactive commissions and fees to grow 63% over the previous year. For total Company commissions and fees, we anticipate an annual increase over 2000 of between 26% and 28%. Operating expenses, including amortization of intangibles, and between $240 million to $260 million of marketing and promotion expenses, but excluding merger and integration expenses, are expected to be between 85% and 87% of total Company commissions and fees. We are comfortable with diluted adjusted earnings per share estimates in the range of $1.36 to $1.40. Considering the seasonal nature of our businesses, estimated diluted adjusted earnings per share by quarter range between $0.14 to $0.15 for the
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first quarter ending March 31, $0.30 to $0.31 for the second quarter ending
June 30, $0.45 to $0.46 for the third quarter ending September 30, and $0.47 to $0.48 for the fourth quarter ending December 31 of 2001.